The Real Brokerage Inc. Opens in Alabama

TORONTO & NEW YORK---Dec. 19, 2022-- The Real Brokerage Inc. (TSX: REAX) (NASDAQ: REAX), the fastest-growing publicly traded real estate brokerage, today announced its launch of operations in Alabama, bringing Real's presence to 45 states, the District of Columbia, and three provinces in Canada. As of launch, 25 agents from metro areas throughout the state with approximately $30 million combined in closed real estate transactions in the past year have committed to the growing organization.

Real has appointed real estate broker Danny Kushmer as Principal Broker. First licensed in 2007, Kushmer later became a real estate instructor, broker and established the Cardinal Academy of Real Estate, a real estate training institution for continuing education, prelicensing and professional development. Today, Kushmer is an active broker licensed in both Alabama and Florida.

"At Real, we are focused on delivering what agents want," said Real Chairman and Chief Executive Officer Tamir Poleg. "Opening in Alabama allows our existing agents to take advantage of our broader reach and provides potential agents who have expressed interest in Real with more options as to the brokerage they call home. We look forward to working with Danny to recruit agents and expand our footprint in Alabama and throughout the Southeast."

"Real is the brokerage of the future, and we are glad Alabama will be able to join the rapidly growing organization," Kushmer said. "Alabama real estate continues to surpass expectations despite shifting market conditions. I look forward to supporting Real as it attracts top Alabama agents from Birmingham to Mobile."

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as at the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, expectations regarding Real's growth and the business and strategic plans of the Company. Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

About Real

The Real Brokerage Inc. (TSX: REAX) (NASDAQ: REAX) is revolutionizing the residential real estate industry by pairing best-in-class technology with the trusted guidance of the agent-led experience. Real delivers a cloud-based platform to improve efficiencies and empower agents to provide a seamless end-to-end experience for home buyers and sellers. The company was founded in 2014 and serves 45 states, D.C., and three Canadian provinces with over 7,000 agents. Additional information can be found on its website at www.onereal.com.

For additional information, please contact:

Jason Lee

Vice President, Capital Markets & Investor Relations

investors@therealbrokerage.com

908.280.2515

For media inquiries, please contact:

Elisabeth Warrick

Director, Communications

elisabeth@therealbrokerage.com

201.564.4221